SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Gary Stern

c/o Asta Funding, Inc.

210 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(201) 567-5648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. Gary Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 825,809
Number of
Shares Beneficially	8.	Shared Voting Power 1,493,608 (1)
Owned by
Each Reporting	9.	Sole Dispositive Power 825,809
Person With
	10.	Shared Dispositive Power 1,493,608 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,319,417 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of his role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

Explanatory Note

Gary Stern (the “Reporting Person”) is filing this Schedule 13D to report his beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”) as of the date hereof and to amend certain of the other information in his Schedule 13D as is set forth below. Certain terms used but not defined in this Amendment No. 8 have the meanings assigned thereto in the Schedule 13D, as previously filed and amended. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D, as previously filed and amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 8 as set forth herein:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented with the following:

Except as set forth below, all funds used by the Reporting Person to purchase the Shares were derived from his personal funds. The Reporting Person has served as an officer and director of the Issuer since 1994. In those capacities, the Reporting Person has been granted options to acquire shares of Common Stock, of which 834,511 have been exercised (and are reflected on the cover pages above) and 210,000 remain unexercised, but are currently exercisable or exercisable within 60 days of the date hereof. The Shares that the Reporting Person may be deemed to beneficially own by virtue of his position as a co-trustee of the Emily Stern 2012 GST Trust were contributed by Arthur Stern, as Grantor, to such trust upon the formation thereof, and the Shares that the Reporting Person may be deemed to beneficially own by virtue of his position as a co-trustee of the the Ricky Stern 2012 GST Trust were contributed by the Reporting Person, Arthur Stern, Stern Family Investors, LLC and the Stern 2000 Family Trust.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

Settlement Agreement

On January 6, 2017, the Issuer entered into a settlement agreement (the “Settlement Agreement”) with The Mangrove Partners Master Fund Ltd. and its affiliates (collectively, “Mangrove”) and, for limited purposes stated therein, the Reporting Person, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (collectively, the “Stern Family”).

The Settlement Agreement provides that, within ten business days following the date of the Settlement Agreement, the Issuer will commence a self-tender offer (“Tender Offer”) to repurchase for cash 5,314,009 Shares of its common stock at a purchase price of $10.35 per Share. The Tender Offer will expire no later than February 28, 2017. Pursuant to the Settlement Agreement, Mangrove will tender its 4,005,701 Shares for purchase by the Company. The Stern Family has agreed not to tender any of their Shares in the Tender Offer.

 Each of the parties to the Settlement Agreement, including the Reporting Person, agreed not to, prior to the earliest of (i) the expiration date of the Tender Offer, (ii) the closing of the Tender Offer and (iii) the date of the termination of the Settlement Agreement pursuant to its terms, without the prior written consent of the all of the other Parties:

(i) publicly refer to: (A) any Stockholder Meeting (as defined in the Settlement Agreement) or (B) any prior discussions between the parties to the Settlement Agreement, including in any filing with the SEC (including any proxy solicitation materials, preliminary proxy statement, definitive proxy statement or otherwise), in any press release or in any other written or oral disclosure to a third party, except as required by law to be included in the filings with the SEC in connection with the Tender Offer; provided, however, that for the avoidance of doubt, the Issuer shall be permitted to file a Form 10-K/A with the required information under law.

(ii) make any purchases of the Issuer’s securities, including, but not limited to, pursuant to any stock buyback plans, tender offers, open-market purchases, privately negotiated transactions or otherwise,

(iii) make or propose to make any amendments to the Issuer’s certificate of incorporation or bylaws, except for the bylaw amendments specifically provided for in the Settlement Agreement hereto;

(iv) adopt, renew, propose or otherwise enter into a shareholder rights plan with respect to the Issuer’s securities;

(v) adopt or propose any changes to the Issuer’s capital structure; or

(vi) negotiate, enter into, propose or otherwise transact in any extraordinary transactions with respect to the Issuer (other than between the parties to the Settlement Agreement), outside the ordinary course of business, including, but not limited to, any mergers, asset sales or asset purchases.

Under the terms of the Settlement Agreement, the Issuer also agreed to amend its Amended and Restated By-laws to add a new provision which requires that at least one-half of the members of its Board of Directors consist of independent directors and that a lead independent director will be elected from among the independent directors, who shall perform certain functions as stated therein.

The above summary of the Settlement Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017 and incorporated herein by reference.

Voting Agreement

In connection with the Settlement Agreement, the Issuer also entered into a Voting Agreement dated January 6, 2017 (the “Voting Agreement”) with the Reporting Person, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (collectively, the “Stern Stockholders”). The Voting Agreement provides that the Stern Stockholders will not have the right to vote more than 49% of the Issuer’s total outstanding Shares, and any additional Shares held by the Stern Stockholders will be voted in a manner proportionate to the votes of the outstanding Shares not held by the Stern Stockholders.

The above summary is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed with the Issuer’s current report on Schedule 8-K on January 9, 2017 and incorporated herein by reference.

As a result of the agreements contained in the Voting Agreement, the Stern Stockholders could be deemed to be a “group” for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with respect to the Shares. If the Stern Stockholders were deemed to be such a “group,” such group could be deemed to have beneficial ownership of 3,936,112 Shares, or 32.6% of the Issuer’s outstanding Shares of common stock in the aggregate.

Purchase Agreement

In connection with the Settlement Agreement, the Reporting Person also entered into a Securities Purchase Agreement, dated January 6, 2017 (the “Purchase Agreement”) with Mangrove. The Purchase Agreement provides that, subject to the consummation of the Tender Offer and the other conditions contained in the Purchase Agreement, the Reporting Person will purchase from Mangrove any and all Shares beneficially owned by Mangrove 11 business days following the consummation of the Tender Offer, at a price equal to $10.35 per Share.

The above summary is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to add the following:

(a) – (b) As of the close of business as of the date hereof, the Reporting Person had:

1. Sole power to vote or direct vote: 825,809 Shares

2. Shared power to vote or direct vote: 1,493,608 Shares

3. Sole power to dispose or direct the disposition: 825,809 Shares

4. Shared power to dispose or direct the disposition: 1,493,608 Shares

The aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Person as of the date hereof is 2,319,417, which constituted 19.2% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

The Shares with respect to which the Reporting Person may be deemed to have shared voting and dispositive power consist of (i) 145,428 shares held by the Reporting Person’s adult child (“Emily Stern”) who shares the Reporting Person’s home (the “Daughter’s Shares”) (the Reporting Person disclaims beneficial ownership of these 145,428 Shares); (ii) 842,000 Shares held by Asta Group, Incorporated (“Asta Group”) that may be attributed to the Reporting Person based on his position as an officer, stockholder and director of Asta Group (the Reporting Person disclaims beneficial ownership with respect to all 842,000 Shares held by Asta Group); (iii) 503,590 shares held by the Ricky Stern 2012 GST Trust for which the Reporting Person is a co-trustee (the “Ricky Stern Trust Shares”); and (iv) 2,590 shares held by the Emily Stern 2012 GST Trust for which the Reporting Person is a co-trustee (the “Emily Stern Trust Shares”).

(c) The transactions in the Shares by the Reporting Person since the date of the last filed amendment to the Reporting Person’s Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Reference is made to the Settlement Agreement as defined and described in Item 4 above and a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017 and incorporated herein by reference.

Reference is made to the Voting Agreement as defined and described in Item 4 above and a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017 and incorporated herein by reference.

Reference is made to the Purchase Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended to add the following:

99.1 Securities Purchase Agreement, dated as of January 6, 2017, by and among The Mangrove Partners Master Fund, Ltd., The  Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital, Nathaniel August and Gary Stern.

99.2  Settlement Agreement dated as of January 6, 2017, by and among Asta Funding. Inc., The Mangrove Partners Master Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August and, solely for purposes of Section 1(c), 1(d), 2 and 8 thereof, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K on January 9, 2017).

99.3 Voting Agreement dated January 6, 2017, by and among Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K on January 9, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2017

/s/ Gary Stern
GARY STERN

Schedule A

Transactions in the Shares since the date of the last filed amendment to the Reporting Person’s Schedule 13D.

Transaction by Reporting Person

Shares of Common Stock Acquired	Price Per Share ($)	Transaction	Date of Acquisition
16,667	$8.49	Vesting of Options	October 13, 2016